Interim Financial Information

Flex LNG Ltd.

First Quarter 2021
May 21, 2021

1	Flex LNG Ltd. First Quarter Results 2021

May 21, 2021 - Hamilton, Bermuda
Flex LNG Ltd. ("Flex LNG" or the “Company”) today announced its unaudited financial results for the first quarter and three months ended March 31, 2021.

Highlights:
•Revenues of $81.3 million for the first quarter 2021, compared to $67.4 million for the fourth quarter 2020.
•Net income of $47.2 million and earnings per share of $0.88 for the first quarter 2021, compared to $25.8 million and earnings per share of $0.48 for the fourth quarter 2020.
•Average Time Charter Equivalent1 ("TCE") rate of $75,399 per day for the first quarter 2021, compared to $73,712 per day for the fourth quarter 2020.
•Adjusted EBITDA1 of $64.0 million for the first quarter 2021, compared to $50.2 million for the fourth quarter 2020.
•Adjusted net income1 of $34.2 million for the first quarter 2021, compared to $24.2 million for the fourth quarter 2020.
•Adjusted earnings per share1 of $0.64 for the first quarter 2021, compared to $0.45 for the fourth quarter 2020.
•In January 2021, the Company took delivery of its eleventh and twelfth newbuilding LNG carriers, Flex Freedom and Flex Volunteer, which immediately commenced short-term time charters at attractive rates.
•In April 2021, the Company announced time charter agreements with Cheniere for the attractive long-term time charters of four vessels, with an option for a fifth vessel. The time charter agreements have been described in more detail in our Business Update section of this report.
•As at the date of this report, the Company has repurchased 800,000 shares at an aggregate cost of $6.9 million, or $8.65 per share, in accordance with the share buy-back program announced in November 2020.
•The Company appointed Mr. Knut Traaholt to succeed Mr. Harald Gurvin as Chief Financial Officer, with effect from May 3, 2021.
•Published our third annual ESG report for 2020, which can be found on the Company’s website.
•In May 2021, the Company announced a time charter agreement with an international trading house for the vessel, Flex Constellation with a firm period ending in the second quarter 2024.
•On May 20, 2021, the Company agreed the terms and condition for a fixed rate Time Charter Agreement with an LNG portfolio player for a minimum firm period of either three or five years for Flex Freedom. The charter will commence in the first or second quarter 2022 in direct continuation of its existing time charter and the Charterer will declare the firm period in the third quarter 2021. The Charterer has the option to
1 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

2	Flex LNG Ltd. First Quarter Results 2021

extend the period by an additional two years bringing the total period to five or seven years. The Time Charter Agreement remains subject to final documentation as well as customary closing conditions.
•The Board of Directors has declared a cash dividend for the first quarter of $0.40 per share.

3	Flex LNG Ltd. First Quarter Results 2021

Øystein M Kalleklev, CEO of Flex LNG Management AS, commented:
“We are pleased to announce our best quarterly results so far with Vessel operating revenues and Adjusted net income of $81.3 million and $34.2 million, respectively. Due to a stronger market and increased term interest by charterers, we are also very satisfied that we have been able to execute on our communicated strategy of securing longer employment for our fleet of modern and efficient LNG carriers. Since reporting our fourth quarter results in February, we have agreed several attractive fixed hire term employment contracts for our vessels with an addition of an aggregate 22 years of minimum backlog secured. This provides us with strong earnings visibility with about 88% of the days from Q2 to the year end already covered. A healthy backlog coupled with a strong financial position, industry low cash break even levels and our investment program coming to its end with the delivery of our last remaining newbuilding, Flex Vigilant, enables us to increase the shareholder distribution going forward with a dividend hike to $0.40 for the first quarter 2021.”

Business Update
In January 2021, the Company successfully took delivery of its eleventh and twelfth newbuilding LNG carriers, Flex Freedom and Flex Volunteer, which were constructed in South Korea at Daewoo Shipbuilding and Marine Engineering Co. Ltd. (“DSME”) and Hyundai Samho Heavy Industries Co. Ltd. (“HSHI”), respectively. Both vessels immediately commenced short-term time charters at attractive rates.

In February 2021, the Board of Directors authorized to increase the maximum amount to be paid per share under the share buy-back program from $10.00 to $12.00, or equivalent in NOK if bought at the Oslo Stock Exchange. Subsequently, in May 2021, the Board of Directors authorized a further increase in the maximum amount to be paid per share from $12.00 to $14.00, or equivalent in NOK if bought at the Oslo Stock Exchange. The other terms of the program remain unchanged. In the three months ended March 31, 2021, the Company purchased an additional 597,203 ordinary shares at an average price of NOK 74.74, or $8.80, per share. The Company now holds 800,000 ordinary shares, equivalent to 1.5% of the total issued ordinary shares. The shares are held as treasury shares, and have been purchased at an aggregate average price of NOK 73.95, or $8.65, per share. Remaining capacity under the share buy-back program is for an aggregate of 3,310,584 ordinary shares. The Company will continue to seek maximization of shareholder values and any potential future purchase of shares will depend on legal requirements, market conditions, stock price, alternative use of capital and other factors.

In April 2021, the Company entered into a fixed rate time charter agreement with an energy supermajor for the vessel, Flex Courageous. The time charter commenced at the beginning of April 2021 and has a firm period ending in the first quarter 2022.

4	Flex LNG Ltd. First Quarter Results 2021

In April 2021, the Company entered into fixed rate time charter agreements with Cheniere Marketing International ("Cheniere") for four LNG carriers with the option for a fifth LNG carrier. Under the agreements: Flex Endeavour was delivered to Cheniere in April 2021 with a firm period ending in the first quarter 2025; Flex Vigilant will be delivered to Cheniere ex-yard in the second quarter 2021 with a firm period ending in the second quarter 2024; a third vessel will be delivered to Cheniere in the third quarter 2021 with a firm period ending in the first quarter 2025; and a fourth vessel will be delivered to Cheniere in the third quarter 2022 with a firm period expected to be ending in the first quarter 2026. Cheniere will also have the option to add a fifth vessel during the third quarter of 2022 with a firm period expected to be ending in the first quarter 2026. Under each time charter agreement, Cheniere has options to extend each vessel by up to two additional years. The time charter agreements remain subject certain customary closing conditions in connection with the delivery and acceptance of each vessel.

In April 2021, the Company entered into a fixed rate time charter agreement with a large Asian-based energy company for the vessel, Flex Freedom. The time charter commenced at the end of April 2021 and has a firm period ending in the first quarter 2022.

In May 2021, the Company entered into a fixed rate time charter agreement with an international trading house for the vessel, Flex Constellation. The time charter commenced in May 2021 and has a firm period ending in the second quarter 2024 with options to extend by up to three years.

In May 2021, the Company agreed the terms and condition for a fixed rate Time Charter Agreement with an LNG portfolio player, for a minimum firm period of either three or five years for Flex Freedom. The Charter will commence in the first or second quarter 2022 in direct continuation of its existing time charter and the Charterer will declare the firm period in the third quarter 2021. The Charterer has the option to extend the period by an additional two years bringing the total period to five or seven years. The Time Charter Agreement remains subject to final documentation as well as customary closing conditions.

Following the delivery of the two newbuildings in January 2021, the Company has twelve vessels on the water, with one remaining newbuilding, Flex Vigilant, scheduled for delivery in the second quarter of 2021. The Company's fleet consists entirely of modern, next generation, large LNG carriers with two stroke engines: nine vessels with M-type Electronically Controlled Gas Injection ("MEGI"); and four vessels, including our final newbuilding, with Generation X Dual Fuel ("XD-F") propulsion systems. Three of our MEGI vessels are equipped with Full Re-liquefaction Systems ("FRS") and four of our MEGI vessels are equipped with Partial Re-liquefaction Systems ("PRS"), which reduces the active boil off rate to 0.035% and 0.075%, respectively. The remaining six vessels, including our final newbuilding, have a passive boil off rate of 0.085%. With the modern fleet and in-house technical ship management, the Company is able to meet charterers' preference for reliable, fuel efficient vessels for an improved unit transportation cost. The Company has a mixed portfolio of long-term time charters, both market linked and fixed rate, as well as vessels on the spot market, which allows for the Company to be present in all three major basins (the Atlantic Basin,

5	Flex LNG Ltd. First Quarter Results 2021

Pacific Basin, and Middle East Basin). This is expected to enhance our customer relationships through shorter distances to load ports leading to increased utilization of our fleet.

ESG Update
Effective management of Environmental, Social and Governance ("ESG") matters has been of strategic importance for the Company for years. ESG is part of our core values and is embedded in our day-to-day management, in the strategy we apply to the chartering, operation and investments, and in other aspects of our business.

The Company's third annual ESG report for 2020 was published in March 2021 and can be found on the Company's website. The report has been prepared in accordance with the Marine Transportation framework established by the Sustainability Accounting Standards Board ("SASB") in line with previous years. The SASB standard allows us to identify, manage and report on material ESG topics with industry specific performance metrics. Additionally, we incorporate the principles of the UN Global Compact into our ESG framework and an index of disclosures corresponding to the Global Reporting Initiative (GRI, core option) is also available on our website.

The COVID-19 pandemic has impacted the lives and wellbeing of seafarers in unprecedented ways, causing a humanitarian crisis at sea. The Company remains focused on maintaining its efficient operations and, above all, the health and safety of its seafarers and shore-based employees. Port restrictions, travel bans, and quarantines related to the COVID-19 pandemic continue to bring challenges to crew changes in particular. Together with its technical managers, the Company has implemented various measures to protect the safety and wellbeing of its seafarers and to minimize the consequences of the pandemic. In January 2021, the Company signed the Neptune Declaration on Seafarer Wellbeing and Crew Change, as part of the Company's commitment to work together with other industry participants to take firm actions to resolve the crew change crisis brought about by the COVID-19 pandemic.

Results for the three months ended March 31, 2021 and December 31, 2020
The Company reported vessel operating revenues of $81.3 million for the first quarter 2021, compared to $67.4 million in the fourth quarter 2020. The increase was primarily due to the delivery of two newbuildings this quarter, Flex Freedom and Flex Volunteer and slightly higher time charter equivalent rates.

Voyage expenses were $1.3 million in the first quarter 2021, compared to $1.1 million in the fourth quarter 2020. Voyage expenses have been impacted by the COVID-19 pandemic, in particular with increased bunker consumption to facilitate crew changes of our seafarers on our vessels.

Vessel operating expenses were $14.3 million in the first quarter 2021, compared to $14.5 million in the fourth quarter 2020. The COVID-19 pandemic has adversely impacted our vessel operating expenses in both quarters due

6	Flex LNG Ltd. First Quarter Results 2021

to overlapping crew expenses from quarantining, increased travel costs, increased lube oil prices and the additional costs of transporting spares and services to our vessels compared to similar periods prior to the pandemic.

Depreciation was $16.2 million in the first quarter 2021, compared to $14.0 million in the fourth quarter 2020. The increase was due to the delivery of two newbuildings this quarter, Flex Freedom and Flex Volunteer.

Interest expense was $13.5 million in the first quarter 2021, compared to $12.3 million in the fourth quarter 2020. The increase was in part due to a full quarter of interest on the debt drawn during the fourth quarter 2020: $156.4 million under the Flex Amber Sale and Leaseback and; $125.8 million under the $629 Million Facility prior to delivery of Flex Freedom. In January 2021, the Company also drew down $100 million under the $125 Million Facility on delivery of Flex Volunteer.

The Company recorded a net gain on derivatives of $12.9 million in the first quarter 2021, which includes an unrealized gain of $14.6 million. This compares to a net gain of $1.3 million in the fourth quarter 2020, of which $2.9 million was unrealized gain. The gain on derivatives was primarily due to an increase in the valuation of our interest rate swaps as a result of higher long-term interest rates.

Net income for the first quarter 2021 was $47.2 million and earnings per share of $0.88, compared to a net income of $25.8 million and earnings per share of $0.48 for the fourth quarter 2020.

Adjusted EBITDA2 was $64.0 million for the first quarter 2021, compared to $50.2 million for the fourth quarter 2020.

Adjusted net income2 for the first quarter 2021 was $34.2 million and adjusted earnings per share $0.64, compared to an adjusted net income of $24.2 million and adjusted earnings per share of $0.45 for the fourth quarter 2020.

The time charter equivalent rate2 for the first quarter 2021 was $75,399 per day compared to $73,712 per day for the fourth quarter 2020.

Results for the three months ended March 31, 2021 and March 31, 2020
Vessel operating revenues were $81.3 million for the three months ended March 31, 2021 compared to $38.2 million for the three months ended March 31, 2020. The increase is primarily due the delivery of six newbuildings between July 2020 and January 2021, increasing the fleet size to 12 operating vessels.

Voyage expenses were $1.3 million for the three months ended March 31, 2021 compared to $1.2 million for the three months ended March 31, 2020.

7	Flex LNG Ltd. First Quarter Results 2021

Vessel operating expenses for the three months ended March 31, 2021, amounted to $14.3 million compared to $7.5 million for the three months ended March 31, 2020. The increase is primarily due to the increase in the fleet as described above.

Depreciation for the three months ended March 31, 2021 amounted to $16.2 million compared to $8.6 million for the three months ended March 31, 2020. The increase was due to the increase in the fleet as described above.

Interest expense was $13.5 million in the three months ended March 31, 2021, compared to $10.1 million in the three months ended March 31, 2020. The increase in interest expense was due to the increase in debt following the drawdown of $513.2 million in aggregate under the $629 Million Facility between July and December 2020, drawdown of the $156.4 million Flex Amber Sale and Leaseback in October 2020 and the drawdown of $100 million under the $125 Million Facility, for Flex Volunteer.

The Company recorded a net gain on derivatives of $12.9 million, of which $14.6 million was unrealized gain, in the three months ended March 31, 2021, compared to a net loss of $21.9 million, of which $21.8 million was an unrealized loss, in the three months ended March 31, 2020. As at March 31, 2021, total amortized notional value of interest rate swaps was $674.2 million, with weighted average fixed rates of interest of 1.15%, compared to $485.0 million as at March 31, 2020, with weight average fixed rates of interest of 1.53%.

The Company reported a net income of $47.2 million and earnings per share of $0.88 for the three months ended March 31, 2021, compared to a net loss of $14.9 million and loss per share of $0.27 for the three months ended March 31, 2020.

Adjusted EBITDA2 for the three months ended March 31, 2021, was $64.0 million compared to $27.8 million for the three months ended March 31, 2020.

Adjusted net income2 for the three months ended March 31, 2021, was $34.2 million and adjusted earnings per share $0.64, compared to an adjusted net income of $9.3 million and adjusted earnings per share of $0.17 for the three months ended March 31, 2020.

The time charter equivalent rate2 for the three months ended March 31, 2021, was $75,399 per day compared to $67,740 per day for the three months ended March 31, 2020.

2 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

8	Flex LNG Ltd. First Quarter Results 2021

Cash Flow for the three months ended March 31, 2021
Total cash, cash equivalents and restricted cash was $139.1 million as at March 31, 2021, an increase of $10.1 million during the first quarter 2021.

Net cash provided by operating activities in the first quarter 2021 was $43.9 million, compared to $51.6 million in the fourth quarter 2020. Net cash provided by operating activities for the first quarter 2021 included net income, after adjusting for non cash items, of $48.4 million, compared to $37.3 million in the fourth quarter 2020. The Company had negative working capital adjustments of $4.5 million for the first quarter 2021, compared to positive working capital adjustments of $14.4 million in the fourth quarter 2020.

Net cash used in investing activities in the first quarter 2021 was $136.9 million, compared to $259.0 million used in the fourth quarter 2020. In the first quarter 2021, the Company took delivery of the Flex Freedom and Flex Volunteer making final payments of $4.7 million and $127.0 million respectively, under the purchase agreements, net of $235.6 million already prepaid in prior periods, and had a total additional capital expenditure of $5.1 million on the newbuilding vessels. In the fourth quarter 2020, the Company took delivery of Flex Amber making a final payment of $130.7 million under the purchase agreement, made deposits of $125.8 million to escrow accounts in connection to the delivery of Flex Freedom and had a total additional capital expenditure of $2.5 million on the newbuilding vessels.

Net cash provided by financing activities was $103.0 million in the first quarter 2021, compared to $260.7 million used in the fourth quarter 2020. Net cash provided by financing activities in the first quarter 2021 includes $100 million and $25 million drawn under the term and revolving tranches of the $125 Million Facility in relation with the delivery of Flex Volunteer and a net drawdown of $19.3 million under revolving tranche of the $100 Million Facility. This was offset by regular repayments of long-term debt of $20.0 million, dividend payments of $16.1 million and the purchase of 597,203 treasury shares at an aggregate cost of $5.3 million.

Balance Sheet as at March 31, 2021
In the three months ended March 31, 2021, there were additions of $372.5 million to vessels and equipment on delivery of Flex Freedom and Flex Volunteer in January 2021. This was offset by a depreciation charge of $16.2 million, bringing the balance of vessels and equipment to $2,212.7 million as at March 31, 2021 compared to $1,856.5 million as at December 31, 2020.

As at March 31, 2021, vessel purchase prepayments were $54.0 million compared to $289.6 million as at December 31, 2020. The Company capitalized $235.6 million to vessels and equipment on delivery of Flex Freedom and Flex Volunteer in January 2021.

9	Flex LNG Ltd. First Quarter Results 2021

As at March 31, 2021, total long-term debt was $1,451.2 million, compared to $1,337.0 million as at December 31, 2020. Increase in debt is due to: an additional drawdown of $20 million from the addendum to the $100 Million Facility; drawdown of $125.0 million under the $125 Million Facility, net of $1.7 million of capitalized debt issuance costs; and amortization of debt issuance costs of $1.2m; offset by regular repayments of debt of $20.0 million. As at March 31, 2021, the current portion of long-term debt was $78.3 million compared to $68.3 million as at December 31, 2020.

Finance update
The Company has secured long-term financing at attractive terms for all its vessels, including the one remaining newbuilding, Flex Vigilant.

In January 2021, we drew down $100 million under the term tranche of the $125 Million Facility on delivery of the newbuilding Flex Volunteer.

In March 2021, the Company signed an addendum to the $100 Million Facility, whereby the revolving tranche under the facility was increased by $20 million. The $20 million increase is non-amortizing and bears interest at LIBOR plus a margin of 2.25% per annum for any drawn amounts.

As at March 31, 2021, the Company had cash and cash equivalents of $139.0 million, which includes fully drawn revolving credit facilities, under the $100 Million Facility and the $125 Million Facility, of $91.0 million. In April 2021, the outstanding balances under the revolving credit facilities were repaid and are available to drawdown for general corporate purposes.

In order to reduce the risks associated with fluctuations in interest rates, the Company has entered into interest rate swap transactions, whereby the floating rate has been swapped to a fixed rate of interest. As at March 31, 2021, the Company has fixed the interest rate on a total amortized notional principal of $674.2 million. For more information see Note 11: Financial Instruments.

10	Flex LNG Ltd. First Quarter Results 2021

LNG Market Update
The Asian Japan/Korea Marker (“JKM”) front month prices reached an all-time high of $32.50 per Metric Million British Thermal Units (“MMbtu”) on January 13, 2021, driven by: colder weather in Asia due to La Nina; regional outages of liquefaction capacity in Australia; and curtailment of coal and nuclear power generation in Korea and Japan coupled with general economic rebound, which fueled demand for LNG. The all-time high price as mentioned, stressed the lack of natural gas storage capacity in Northeast Asia. On the other hand, the winter season demonstrated that Europe has become a key balancing market for LNG with large storage capacity and vast re-gas capacity according to the Oxford Institute for Energy Studies. European LNG players were able to take advantage when the European Title Transfer Facility (“TTF”) fell below $1/MMbtu. Effectively, storage jumped from 56% in April 2020 to 96% toward the end of September 2020, in order to fill storage ahead of the seasonal winter demand. As per the end of March 2021, storage was reduced to 30%, showing how cargoes are diverted towards the European market when the Asian market is softer in the summer months, whilst being able to let cargo flow more to Asia when the gas prices are firmer. The depressed LNG commodity prices, sparked trading volumes of spot and short-term contracts for many countries, resulting in a 40% share of the total trade in 2020 according to industry experts. This is a 18% increase year-on-year, compared to 34% in 2019 and underlines the increased commoditization of LNG.

In February 2021, Qatar Petroleum took Final Investment Decision ("FID") for the 33 million metric tonnes in nameplate capacity per annum ("MMtpa") North Field East expansion, with the aim to expand with another 16 mt on the North Field South expansion by 2027. According to industry experts, 19 projects accounting to 193 MMtpa was delayed due to COVID-19. Currently, there are 87 MMtpa of new capacity under construction or already taken FID on. It is expected that more projects will be taking FID in 2021 given the resilience of LNG as a commodity during 2020.

According to Fearnleys, two newbuilding LNG carriers were ordered during the first quarter of 2021, where both were contracted against long term charters. In the same quarter, 19 newbuildings were reported delivered, including Flex Freedom and Flex Volunteer delivered to Flex LNG in January 2021. In April 2021, one newbuilding LNG carrier was delivered, bringing the total to 20. For the remainder of the year, 34 vessels are expected to be delivered, resulting in a total of 54 vessels expected to be delivered for 2021. The current fleet counts 545 vessels in service, 117 on order and 13 in layup. For the total orderbook as of April 2021, 100 vessels (85%) are committed against long-term employment, whilst only 17 vessels (15%) are uncommitted. 98% of the orderbook is between 170,000cbm and 182,000cbm in terms of cubic capacity, which has become the new standard size category. Going forward, it is expected that 27 and 25 vessel deliveries will occur during 2022 and 2023 respectively, although there could still be a few additions to the 2023 orderbook. This is considerably lower than the 54 vessels expected to be delivered during 2021.

11	Flex LNG Ltd. First Quarter Results 2021

According to Energy Aspects, LNG export forecast remains unchanged since their last update and is expected to grow by 27 mt in 2021 to 389 mt, representing an annual growth of 7%. The increases in coal and carbon prices, with EU carbon price going above €50 per tonne in May, have incentivized the fuel switch and effectively pushed up TTF prices. Together with the low stock-levels in Europe, this will significantly reduce the risk of cargo cancellations in the summer window. With the current amount of gas storage in Europe, Europe is expected to end up with between 11mt to 14.7mt less gas in storage year-on-year. Making the European region more embedded for weather risk than the previous winter season.

12	Flex LNG Ltd. First Quarter Results 2021

First Quarter 2021 Result Presentation
Flex LNG will release its financial results for the first quarter 2021 on Friday May 21, 2021.

In connection with the earnings release, a webcast and conference call will be held at 2:00 p.m. CEST (8:00 a.m. EST). In order to attend the webcast and/or conference call you may do one of the following:

Attend by Webcast:
Use to the follow link prior to the webcast: https://edge.media-server.com/mmc/p/gx66qkea

Attend by Conference Call:
Applicable dial-in telephone numbers are as follows:
Norway: +47 21 03 39 22
United Kingdom: +44 (0) 203 0095709
United Kingdom, local: 0844 4936 766
United States: +1 646 787 1226
United States (toll free): +1 866 2801 157

Confirmation Code: 7896598

The presentation material which will be used in the teleconference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website.

13	Flex LNG Ltd. First Quarter Results 2021

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "forecast," "anticipate," "estimate," "intend," "plan," "possible," "potential," "pending," "target," "project," "likely," "may," "will," "would," "should," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. As such, these forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. The Company undertakes no obligation, and specifically declines any obligation, except as required by applicable law or regulation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the effect of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the length and severity of the COVID-19 outbreak and its impact on the LNG tanker market, the impact of public health threats and outbreaks of other highly communicable diseases, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, potential liability from pending or future litigation, general domestic and international political

14	Flex LNG Ltd. First Quarter Results 2021

conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”). For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

15	Flex LNG Ltd. First Quarter Results 2021

Board of Directors of Flex LNG Ltd.

May 21, 2021

David McManus
Chairman of the Board of Directors

Steen Jakobsen	Ola Lorentzon
Director	Director

Nikolai Grigoriev
Director

16	Flex LNG Ltd. First Quarter Results 2021

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Operations
(figures in thousands of $, except per share data)
		Three months ended
		March 31,	December 31,	March 31,
	Note	2021	2020	2020
Vessel operating revenues		81,260	67,372	38,192
Voyage expenses		(1,296)	(1,054)	(1,206)
Vessel operating expenses		(14,251)	(14,453)	(7,541)
Administrative expenses		(1,727)	(1,593)	(1,572)
Depreciation	8	(16,236)	(13,971)	(8,587)
Operating income		47,750	36,301	19,286
Interest income		7	176	129
Interest expense		(13,525)	(12,257)	(10,105)
Gain/(loss) on derivatives	11	12,935	1,253	(21,903)
Foreign exchange gain/(loss)		104	392	(2,283)
Other financial items		(35)	(25)	(25)
Income/(loss) before tax		47,236	25,840	(14,901)
Income tax (expense)/benefit		(8)	(23)	24
Net income/(loss)		47,228	25,817	(14,877)

Earnings/(loss) per share:
Basic and Diluted	3	0.88	0.48	(0.27)

Unaudited Interim Financial Information Condensed Consolidated Statement of Comprehensive Income
(figures in thousands of $)

		Three months ended
		March 31,	December 31,	March 31,
	Note	2021	2020	2020
Net income/(loss)		47,228	25,817	(14,877)
Total other comprehensive income/(loss)		—	—	—
Total comprehensive income/(loss)		47,228	25,817	(14,877)

The accompanying notes are an integral part of these condensed consolidated financial statements.

17	Flex LNG Ltd. First Quarter Results 2021

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
		March 31,	December 31,
	Note	2021	2020
ASSETS
Current assets
Cash and cash equivalents		139,041	128,878
Restricted cash	4	53	84
Inventory		5,477	3,656
Other current assets	5	11,885	25,061
Receivables due from related parties	13	617	166
Total current assets		157,073	157,845

Non-current assets
Derivative instruments	11	4,451	109
Vessel purchase prepayment	7	54,000	289,600
Vessels and equipment, net	8	2,212,678	1,856,461
Other fixed assets		6	5
Total non-current assets		2,271,135	2,146,175
Total Assets		2,428,208	2,304,020

EQUITY AND LIABILITIES
Current liabilities
Current portion of long-term debt	9,10	(74,099)	(64,466)
Derivative instruments	11	(13,224)	(23,434)
Payables due to related parties	13	(577)	(312)
Accounts payable		(5,122)	(3,373)
Other current liabilities	6	(22,849)	(40,247)
Total current liabilities		(115,871)	(131,832)

Non-current liabilities
Long-term debt	9,10	(1,451,204)	(1,337,013)
Total non-current liabilities		(1,451,204)	(1,337,013)
Total Liabilities		(1,567,075)	(1,468,845)

Equity
Share capital (March 31, 2021: 54,110,584 (December 31, 2020: 54,110,584) shares issued, par value $0.10 per share)	14	(5,411)	(5,411)
Treasury shares at cost (March 31, 2021: 800,000 (December 31, 2020: 202,797))	14	6,918	1,661
Additional paid in capital		(1,190,405)	(1,190,333)
Accumulated deficit		327,765	358,908
Total equity		(861,133)	(835,175)
Total Equity and Liabilities		(2,428,208)	(2,304,020)

The accompanying notes are an integral part of these condensed consolidated financial statements.

18	Flex LNG Ltd. First Quarter Results 2021

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended
		March 31,	December 31,	March 31,
	Note	2021	2020	2020

OPERATING ACTIVITIES
Net income/(loss)		47,228	25,817	(14,877)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	8	16,236	13,971	8,587
Amortization of debt issuance costs		1,165	920	436
Share-based payments		72	74	64
Foreign exchange (gain)/loss		(104)	167	2,283
Change in fair value of derivative instruments	11	(14,552)	(2,916)	21,811
Prepaid financing costs		—	5,001	6,506
Capitalized debt issuance costs		(1,689)	(5,766)	—
Other		27	—	(23)
Changes in operating assets and liabilities, net:
Inventory		(1,821)	767	695
Trade accounts receivable, net	5	4,050	(1,323)	3,269
Accrued income	5	5,155	(4,331)	2,086
Prepaid expenses	5	3,775	50	(7,590)
Other receivables	5	196	(1,618)	(2,528)
Receivables due from related parties	13	(451)	181	(341)
Payables due to related parties	13	265	(308)	366
Accounts payable		1,749	1,426	1,948
Accrued expenses	6	(1,031)	5,236	(1,632)
Deferred charter revenue	6	(16,933)	13,994	(6,961)
Other current liabilities	6	451	(48)	(9)
Provisions	6	115	325	31
Net cash provided by operating activities		43,903	51,619	14,121

INVESTING ACTIVITIES
Purchase of other fixed assets		(2)	(3)	—
Vessel purchase prepayments	7	—	(125,800)	—
Additions to vessels and equipment, net	8	(136,852)	(133,245)	15
Net cash (used in)/provided by investing activities		(136,854)	(259,048)	15

FINANCING ACTIVITIES
Purchase of treasury shares	14	(5,257)	(1,661)	—
Repayment of long-term debt	10	(19,995)	(9,385)	(7,611)
Proceeds from revolving credit facility	10	91,053	—	48,684
Repayment of revolving credit facility	10	(46,710)	—	(49,342)
Prepayment of long-term debt	10	—	—	—
Proceeds from long-term debt	10	100,000	282,200	—
Financing costs		—	(5,002)	(6,506)
Dividends paid	3	(16,085)	(5,407)	(5,411)
Net cash provided by/(used in) financing activities		103,006	260,745	(20,186)

19	Flex LNG Ltd. First Quarter Results 2021

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended
		March 31,	December 31,	March 31,
	Note	2021	2020	2020

Effect of exchange rate changes on cash		77	(167)	(2,246)
Net increase/(decrease) in cash, cash equivalents and restricted cash		10,132	53,149	(8,296)

Cash, cash equivalents and restricted cash at the beginning of the period		128,962	75,813	129,098
Cash, cash equivalents and restricted cash at the end of the period		139,094	128,962	120,802

The accompanying notes are an integral part of these condensed consolidated financial statements.

20	Flex LNG Ltd. First Quarter Results 2021

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)
	Three months ended
	March 31,	March 31,
	2021	2020

Number of shares outstanding
At beginning of period	53,907,787	54,110,584
Treasury shares purchased	(597,203)	—
At end of period	53,310,584	54,110,584

Share capital
At beginning of period	5,411	5,411
At end of period	5,411	5,411

Treasury shares
At beginning of period	(1,661)	—
Treasury shares purchased at cost	(5,257)	—
At end of period	(6,918)	—

Additional paid in capital
At beginning of period	1,190,333	1,190,049
Stock option expense	72	64
At end of period	1,190,405	1,190,113

Accumulated deficit
At beginning of period	(358,908)	(356,195)
Net income	47,228	(14,877)
Dividends paid	(16,085)	(5,411)
At end of period	(327,765)	(376,483)

Total equity	861,133	819,041

The accompanying notes are an integral part of these condensed consolidated financial statements.

21	Flex LNG Ltd. First Quarter Results 2021

Notes to the Interim Consolidated Accounts

Note 1: General information
Flex LNG Ltd. (together with its subsidiaries, the "Company" or "Flex LNG") is a limited liability company, originally incorporated in the British Virgin Islands and registered in Bermuda as of June 2017. The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG"). The Company's ordinary shares are listed on the New York Stock Exchange (the "NYSE") and the Oslo Stock Exchange (the "OSE") under the symbol "FLNG". The interim financial information is unaudited.

Note 2: Accounting principles
Basis of accounting
The unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an annual report, and should be read in conjunction with the annual consolidated financial statements and notes for the year ended December 31, 2020 included in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on March 17, 2021.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2020.

Recent accounting pronouncements
In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. We are currently evaluating the impact of electing the expedients and exceptions for applying GAAP provided by the update on our Condensed Consolidated Financial Statements.

Other recently issued accounting pronouncements are not expected to materially impact the Company.

22	Flex LNG Ltd. First Quarter Results 2021

Note 3: Earnings per share

Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be outstanding if all the dilutive potential ordinary shares were issued, excluding those purchased by the Company and held as treasury shares. If in the period there is a loss, then any potential ordinary shares have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive.

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

(figures in thousands of $, except per share data)
	Three months ended
	March 31,	December 31,	March 31,
	2021	2020	2020
Net income/(loss)	47,228	25,817	(14,877)

Weighted average number of ordinary shares	53,668,939	54,066,504	54,110,584
Share options	186,000	186,000	—
Weighted average number of ordinary shares, adjusted for dilution	53,854,939	54,252,504	54,110,584

Net earnings per share:
Basic	0.88	0.48	(0.27)
Diluted	0.88	0.48	(0.27)

Dividends paid per share	0.30	0.10	0.10

On February 16, 2021, the Company’s Board of Directors declared a cash dividend for the fourth quarter of 2020 of $0.30 per share. The dividend was paid on March 17, 2021, to shareholders on record as of March 3, 2021.

Note 4: Restricted cash

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

23	Flex LNG Ltd. First Quarter Results 2021

Note 5: Other current assets

Other current assets includes the following:

(figures in thousands of $)
	March 31,	December 31,
	2021	2020
Trade accounts receivable, net	—	4,050
Accrued income	869	6,024
Prepaid expenses	7,569	11,344
Other receivables	3,447	3,643
	11,885	25,061

The decrease in prepaid expenses is primarily as a result of the transfer of capital expenditure, paid in advance, to vessels and equipment, net upon delivery of Flex Freedom and Flex Volunteer in January 2021. The decrease in accrued income is mainly due to a decline in the market for LNG carriers, affecting vessels on market linked contracts, where part of the hire can be reconciled in arrears in the event of profit splits.

Note 6: Other current liabilities

Other current liabilities includes the following:

(figures in thousands of $)
	March 31,	December 31,
	2021	2020
Accrued expenses	(12,982)	(14,013)
Deferred charter revenue	(8,408)	(25,341)
Other current liabilities	(508)	(57)
Provisions	(951)	(836)
	(22,849)	(40,247)

Deferred charter revenue, which represents income relating to future periods invoiced in advance, decreased primarily due to weaker market rates at the end of the first quarter 2021, compared to the fourth quarter 2020.

24	Flex LNG Ltd. First Quarter Results 2021

Note 7: Vessel purchase prepayments

Movements in the three months ended March 31, 2021 for vessel purchase prepayments is summarized as follows:

(figures in thousands of $)

Total
At January 1, 2021	289,600
Transfers to vessels and equipment, net	(235,600)
At March 31, 2021	54,000

In January 2021, $181.6 million was reclassified from Vessel purchase prepayments to Vessels and equipment, net upon the delivery of our eleventh LNG carrier, Flex Freedom.

In January 2021, $54.0 million was reclassified from Vessel purchase prepayments to Vessels and equipment, net upon the delivery of our twelfth LNG carrier, Flex Volunteer.

Note 8: Vessels and equipment, net
Movements in the three months ended March 31, 2021 for vessels and equipment, net is summarized as follows:

(figures in thousands of $)

	Vessels and equipment	Dry docks	Total

Cost
At January 1, 2021	1,919,441	25,000	1,944,441
Additions	374	—	374
Newbuildings	367,079	5,000	372,079
Disposals	—	—	—
At March 31, 2021	2,286,894	30,000	2,316,894

Accumulated depreciation
At January 1, 2021	(80,370)	(7,610)	(87,980)
Charge	(14,783)	(1,453)	(16,236)
Disposals	—	—	—
At March 31, 2021	(95,153)	(9,063)	(104,216)

Net book value
At January 1, 2021	1,839,071	17,390	1,856,461
At March 31, 2021	2,191,741	20,937	2,212,678

25	Flex LNG Ltd. First Quarter Results 2021

In January 2021, the Company successfully took delivery of its eleventh LNG carrier, Flex Freedom, which was constructed at DSME in South Korea. Flex Freedom was capitalized at a cost of $189.1 million, of which $181.6 million was reclassified from Vessel purchase prepayments. The capitalized cost includes the fixed purchase price of $186.0 million as per the purchase agreement and $3.1 million relating to change orders, pre-delivery crew expenses, fit out, spares and studies.

In January 2021, the Company successfully took delivery of its twelfth LNG carrier, Flex Volunteer, which was constructed at HSHI in South Korea. Flex Volunteer was capitalized at a cost of $183.0 million, of which $54.0 million was reclassified from Vessel purchase prepayments. The capitalized cost includes the fixed purchase price of $180.0 million as per the purchase agreement and $3.0 million relating to change orders, pre-delivery crew expenses, fit out, spares and studies.

Note 9: Capital commitments

Capital commitments for the Company as at March 31, 2021 are detailed in the table below:

(figures in thousands of $)
	1 year	2 years	3 years	4 years	5 years	Thereafter	Total
Vessel purchase commitments	126,000	—	—	—	—	—	126,000
Long-term debt obligations	78,291	79,067	79,931	351,510	367,687	587,119	1,543,605
Total	204,291	79,067	79,931	351,510	367,687	587,119	1,669,605

As of March 31, 2021, the Company had one remaining newbuilding LNG carrier, Flex Vigilant, which is scheduled to be delivered during the second quarter 2021. This is on a Norwegian Sales Form basis, whereby we have paid a deposit to the relevant seller at the time of entering into the agreement, with the remaining purchase price being payable upon delivery and transfer of title of the relevant vessel to us. The remaining capital expenditures on this newbuilding includes building supervision, but excludes future change orders if applicable, sundry buyers’ supplies, fit out, studies and lube oils.

Note 10: Long-term debt

$100 Million Facility
In January 2021, the Company prepaid the full outstanding amount of $46.7 million under the revolving tranche of the $100 Million Facility.

In March 2021, the Company signed an addendum to the $100 Million Facility, whereby the revolving tranche under the facility was increased by $20 million. The $20 million increase is non-amortizing and bears interest at LIBOR plus a margin of 2.25% per annum for any drawn amounts.

26	Flex LNG Ltd. First Quarter Results 2021

In March 2021, the Company drew down the full amount $66.1 million under the revolving tranche of the facility.

$125 Million Facility
In January 2021, the Company drew down $100 million under the term loan tranche of the $125 Million Facility upon delivery of our twelfth newbuilding LNG carrier, Flex Volunteer. The $25 million revolving tranche under the $125 Million Facility was not drawn upon delivery of the vessel.

In March 2021, the Company drew down the full amount under the revolving tranche of $25 million.

Note 11: Financial Instruments
In order to reduce the risk associated with fluctuations in interest rates, the Company has entered into a total of 17 interest rate swap transactions, whereby LIBOR on an amortized notional principal of $674.2 million as per March 31, 2021 (December 31, 2020: $759.1 million), has been swapped to a fixed rate.

In March 2021, the Company terminated two swap transactions with notional principals of $83.3 million and $25.0 million and fixed rates of 0.45% and 2.00% respectively. The Company used the total net proceeds from settling the swaps to enter into one new interest rate swap transaction, whereby LIBOR on a notional principal of $25.0 million was swapped to a fixed rate of interest at 0.35%.

Our interest rate swap contracts as of March 31, 2021, of which none are designated as hedging instruments, are summarized as follows:

27	Flex LNG Ltd. First Quarter Results 2021

(figures in thousands of $)
	Notional principal	Effective date	Maturity date	Fixed Interest Rate
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.38%
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.40%
Receiving floating, pay fixed	75,000	June 2020	June 2025	1.39%
Receiving floating, pay fixed	50,000	July 2020	July 2025	1.38%
Receiving floating, pay fixed	25,000	July 2020	July 2025	1.38%
Receiving floating, pay fixed	75,000	July 2020	July 2025	1.43%
Receiving floating, pay fixed	48,750	August 2020	August 2025	0.35%
Receiving floating, pay fixed	24,375	August 2020	August 2025	0.35%
Receiving floating, pay fixed	35,000	September 2020	September 2025	1.03%
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%
Receiving floating, pay fixed	25,000	September 2020	September 2025	0.37%
Receiving floating, pay fixed	49,375	October 2020	October 2025	0.41%
Receiving floating, pay fixed	41,667	February 2021	February 2026	0.45%
Receiving floating, pay fixed	25,000	March 2021	June 2024	0.35%
	674,167

As of March 31, 2021, the Company held a liability of $13.2 million (December 31, 2020: $23.4 million) and asset of $4.5 million (December 31, 2020: $0.1 million) in relation to these interest rate swaps.

The Company recorded a net gain on the interest rate swaps of $12.9 million in the three months ended March 31, 2021, which includes an unrealized gain of $14.6 million. This compares to a net gain of $1.3 million in the three months ended December 31, 2020, of which $2.9 million was unrealized gain.

The net loss on the interest swaps for the three months ended March 31, 2020 was $21.9 million, which includes an unrealized loss of $21.8 million.

Note 12: Fair Value of Financial Assets and Liabilities
The principal financial assets of the Company at March 31, 2021 and December 31, 2020, consist primarily of cash, cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and secured long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

28	Flex LNG Ltd. First Quarter Results 2021

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash, cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying condensed consolidated balance sheets.

The fair value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their carrying amounts in the accompanying condensed consolidated balance sheets.

The fair value of floating rate debt has been determined using Level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or semi-annual basis. Carrying value of the floating rate debt is shown net deduction of debt issuance cost, while fair value of floating rate debt is shown gross.

The fair value of fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

(figures in thousands of $)		March 31,	March 31,	December 31,	December 31,
		2021	2021	2020	2020
	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash and cash equivalents	Level 1	139,041	139,041	128,878	128,878
Restricted cash	Level 1	53	53	84	84
Derivative instruments receivable	Level 2	4,451	4,451	109	109
Derivative instruments payable	Level 2	(13,224)	(13,224)	(23,434)	(23,434)
Floating rate debt	Level 2	(1,246,844)	(1,262,919)	(1,120,172)	(1,135,616)
Fixed rate debt	Level 2	(278,459)	(290,880)	(281,307)	(306,621)

There have been no transfers between different levels in the fair value hierarchy during the three months ended March 31, 2021.

Assets Measured at Fair Value on a Recurring Basis
The fair value (Level 2) of interest rate swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

29	Flex LNG Ltd. First Quarter Results 2021

Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Nordea (S&P Global rating: AA-), Danske Bank (S&P Global rating: A) and DNB (S&P Global rating: AA-).

Note 13: Related party transactions

Related Party Balances
A summary of balances due from/(to) related parties at March 31, 2021 and December 31, 2020 are as follows:

(figures in thousands of $)
	March 31,	December 31,
	2021	2020
Seatankers Management Co. Ltd	39	—
Frontline Ltd	542	135
Frontline Management (Bermuda) Limited	(51)	(29)
Frontline Corporate Services Ltd	(15)	(13)
Frontline Management AS	(43)	(33)
Flex LNG Fleet Management AS	(467)	(234)
SFL Corporation Ltd	(1)	(2)
Northern Ocean Limited	36	31
Golden Ocean Management AS	—	(1)
Related party balance	40	(146)

Related Party Transactions
A summary of transactions with related parties is as follows:

(figures in thousands of $)
	Three months ended
	March 31,	December 31,	March 31,
	2021	2020	2020
Seatankers Management Co. Ltd	39	(100)	(49)
Seatankers Management Norway AS	(22)	(21)	(22)
Frontline Ltd	—	—	(10)
Frontline Management (Bermuda) Limited	(57)	(44)	(1)
Frontline Corporate Services Ltd	—	—	(52)
Frontline Management AS	(68)	(43)	—
Flex LNG Fleet Management AS	(911)	(540)	(320)
SFL Corporation Ltd	—	—	(1)
FS Maritime SARL	(90)	(54)	—
Northern Ocean Limited	1	—	—
Total related party transactions	(1,108)	(802)	(455)

We lease office space in Oslo, Norway from Seatankers Management Norway AS.

30	Flex LNG Ltd. First Quarter Results 2021

We also have an agreement with Seatankers Management Co. Ltd. under which it provides us with certain advisory and support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin. These services are invoiced in advance based on the full year budgeted costs. In the three months ended March 31, 2021, we received a credit note against 2020 invoices due to the allocation of actual costs being less than budgeted during the year. This was offset by the quarterly budgeted invoice for the first quarter 2021.

We have administrative services agreements with Frontline Management (Bermuda) Limited and Frontline Management AS under which they provide us with certain administrative support services, for which we pay our allocation of the actual costs they incur on our behalf, plus a margin.

We receive certain support services from Frontline Management (Bermuda) Limited for our vessels in operation. These services include purchase of goods and services within the ordinary course of business, insurances and other services relating to our vessels in operation. Frontline Management (Bermuda) Limited subcontracts these services to Frontline Management AS, or other associated companies from time to time. Frontline Management (Bermuda) Limited provides quarterly invoices for services rendered and in addition it receives a quarterly payment of $2,106 for each vessel in operation.

Flex LNG Fleet Management AS are responsible for the technical ship management of all our vessels, including the newbuilding, Flex Vigilant. Under the agreements between Flex LNG Fleet Management AS and our vessel owning subsidiaries, Flex LNG Fleet Management AS is paid a fixed fee of $272,000 per vessel per annum for the provision of technical management services for each of our vessels in operation. The fee is subject to annual review. In the three months ended March 31, 2021, we paid $0.9 million to Flex LNG Fleet Management AS for these services (December 31, 2020: $0.5 million).

We have a consultancy agreement with FS Maritime SARL for the employment of our Chief Commercial Officer. The fee is set at a maximum of CHF 437,995 per annum and is charged on a pro-rated basis for the time allocation of consultancy services incurred.

In January 2021, the Company made a final payment of $130.5 million to a related party of Geveran upon delivery of our eleventh LNG carrier, Flex Freedom. In December 2020, the Company pre-positioned and deposited $125.8 million of the $130.5 million final payment into escrow accounts, which were released for payment upon delivery of the vessel in January 2021.

In January 2021, the Company made a final payment of $127.0 million to a related party of Geveran upon delivery of our twelfth LNG carrier, Flex Volunteer.

31	Flex LNG Ltd. First Quarter Results 2021

Note 14: Share capital
The Company had an issued share capital at March 31, 2021 of $5.4 million divided into 54,110,584 ordinary shares (March 31, 2020: $5.4 million divided into 54,110,584 ordinary shares) of $0.10 par value.

In February, the Company's Board of Directors authorized to increase the maximum amount to be paid per share under the share buy-back program from $10.00 to $12.00, or equivalent in NOK if bought at the Oslo Stock Exchange. The other terms of the program remain unchanged.

In the three months ended March 31, 2021, we repurchased 597,203 shares at an aggregate cost of $5.3 million pursuant to the buy-back program approved on November 19, 2020. At March 31, 2021, the number of remaining shares that can be purchased under the buy-back program was 3,310,584.

Note 15: Subsequent events

In April 2021, the Company entered into time charter agreements with Cheniere Marketing International ("Cheniere") for four LNG carriers with the option for a fifth LNG carrier. Under the agreements: Flex Endeavour was delivered to Cheniere in April 2021 with a firm period ending in the first quarter 2025; Flex Vigilant will be delivered to Cheniere ex-yard in the second quarter 2021 with a firm period ending in the second quarter 2024; a third vessel will be delivered to Cheniere in the third quarter 2021 with a firm period ending in the first quarter 2025; and a fourth vessel will be delivered to Cheniere in the third quarter 2022 with a firm period ending in the first quarter 2026. Cheniere will also have the option to add a fifth vessel during the third quarter of 2022 with a firm period ending in the first quarter 2026. Under each time charter agreement, Cheniere has the option to extend each vessel by up to two additional years. The time charter agreements remain subject certain customary closing conditions in connection with the delivery and acceptance of each vessel.

In April 2021, the Company prepaid the full outstanding amount of $66.1 million under the revolving tranche of the $100 Million Facility and the full outstanding amount of $25.0 million under the revolving tranche of the $125 Million Facility. The full commitments under the revolving tranches are both available for general corporate purposes.

In May 2021, the Company entered into a fixed rate time charter agreement with an international trading house for the vessel, Flex Constellation. The time charter commenced in May 2021 and has a firm period ending in the second quarter 2024 with options to extend by up to three years.

On May 3, 2021, Mr Knut Traaholt joined the Company as Chief Financial Officer of Flex LNG Management AS, following the announcement of his appointment on February 17, 2021.

32	Flex LNG Ltd. First Quarter Results 2021

On May 20, 2021, the Company agreed the terms and condition for a fixed rate Time Charter Agreement with an LNG portfolio player for a minimum firm period of either three or five years for Flex Freedom. The charter will commence in the first or second quarter 2022 in direct continuation of its existing time charter and the Charterer will declare the firm period in the third quarter 2021. The Charterer has the option to extend the period by an additional two years bringing the total period to five or seven years. The Time Charter Agreement remains subject to final documentation as well as customary closing conditions.

On May 20, 2021, the Company's Board of Directors authorized to increase the maximum amount to be paid per share under the share buy-back program from $12.00 to $14.00, or equivalent in NOK if bought at the Oslo Stock Exchange.The other terms of the program remain unchanged.

On May 20, 2021, the Company’s Board of Directors declared a cash dividend for the first quarter of 2021 of $0.40 per share. The dividend will be paid on or around June 16, 2021, to shareholders on record as of June 2, 2021. The ex-dividend date will be June 1, 2021.

33	Flex LNG Ltd. First Quarter Results 2021

(A) Reconciliation of Net Income/(Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA is defined as net income/(loss) plus net interest expense, write off of debt issuance costs, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity calculated in accordance with U.S. GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA because Adjusted EBITDA eliminates the impact of items not associated with the ongoing performance of our core operations. To derive Adjusted EBITDA, we have excluded certain gains/losses related to mark to market of derivatives and foreign exchange.
The table below reconciles net income/(loss), the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.

(Unaudited figures in thousands of $)	Three months ended
	March 31,	December 31,	March 31,
	2021	2020	2020
Net income/(loss)	47,228	25,817	(14,877)
Interest income	(7)	(176)	(129)
Interest expense	13,525	12,257	10,105
Income tax expense/(benefit)	8	23	(24)
Depreciation	16,236	13,971	8,587
EBITDA	76,990	51,892	3,662
(Gain)/loss on derivatives	(12,935)	(1,253)	21,903
Foreign exchange (gain)/loss	(104)	(392)	2,283
Adjusted EBITDA	63,951	50,247	27,848

34	Flex LNG Ltd. First Quarter Results 2021

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income/(loss) and Adjusted Earnings/(loss) Per Share

Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, foreign exchange gains/loss and gain/loss on derivatives financial instruments held for trading. Adjusted Earnings/(loss) Per Share ("EPS") represents earnings attributable to shareholders of the Company adjusted for gain/loss on derivatives as defined above, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees and premium, divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that adjusted net income and adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.
Adjusted net income and adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, net income, operating income, earnings per share or any other measure of operating performance presented in accordance with US GAAP. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Adjusted net income and adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.
In evaluating adjusted net income and adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted net income and adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

35	Flex LNG Ltd. First Quarter Results 2021

(Unaudited figures in thousands of $, except per share data)	Three months ended
	March 31,	December 31,	March 31,
	2021	2020	2020
Net income/(loss)	47,228	25,817	(14,877)
(Gain)/loss on derivatives	(12,935)	(1,253)	21,903
Foreign exchange (gain)/loss	(104)	(392)	2,283
Adjusted net income	34,189	24,172	9,309

Weighted average number of ordinary shares	53,668,939	54,066,504	54,110,584

Adjusted earnings per share	0.64	0.45	0.17

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Income
Consistent with general practice in the shipping industry, we use Time Charter Equivalent ("TCE") income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses. Under time charter agreements, voyage expenses, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer. Whereas under voyage charter agreements, voyage expenses are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time Charter Equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with vessel operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.
While we believe these measures are useful to investors, the definitions of TCE income and the TCE rate used by us may not be comparable to similar measures used by other companies.
The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.

(Unaudited figures in thousands of $)	Three months ended
	March 31,	December 31,	March 31,
	2021	2020	2020
Vessel operating revenues	81,260	67,372	38,192
Less:
Voyage expenses	(1,296)	(1,054)	(1,206)
Time charter equivalent income	79,964	66,318	36,986

36	Flex LNG Ltd. First Quarter Results 2021

(ii) Time Charter Equivalent Rate
Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.
The table below reconciles Time Charter Equivalent income to Time Charter Equivalent rate.

(Unaudited figures in thousands of $, except for TCE rate and days)	Three months ended
	March 31,	December 31,	March 31,
	2021	2020	2020
Time charter equivalent income	79,964	66,318	36,986

Fleet onhire days	1,061	900	546
Time charter equivalent rate	75,399	73,712	67,740

37	Flex LNG Ltd. First Quarter Results 2021